                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
        ______________________________________________________________

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

        ______________________________________________________________

                  [X] Annual report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                  For the fiscal year ended December 31, 2000


                                       OR


                  [_] Transition report pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934.

                         For the transition period from
                     _________________ to ________________.

                Commission file number of the issuer:   0-15734


                             REPUBLIC BANCORP INC.
                      TAX-DEFERRED SAVINGS PLAN AND TRUST
                              (Full title of plan)


                             REPUBLIC BANCORP INC.
                             1070 East Main Street
                            Owosso, Michigan  48867
                       (Name of the issuer and address of
                        its principal executive office)

                              REQUIRED INFORMATION


Items 1-3.  Financial Statements

            Not Applicable.

Item 4.     ERISA Financial Statements

            The attached financial statements and schedules, which are hereby incorporated by reference by the Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust (the "Plan"), have been prepared in accordance with the financial reporting requirements of ERISA:

               Financial Statements for the years ended December 31, 2000 and 1999, Supplemental Schedules for the year ended December 31, 2000, and Report of Independent Auditors dated June 18, 2001


            Attached as Exhibit 23 is written Consent of Independent Auditor, Ernst & Young LLP.

                             REPUBLIC BANCORP INC.
                           TAX DEFERRED SAVINGS PLAN

                               TABLE OF CONTENTS

------------------------------------------------------------------------------------------------

                                                                                     Page Number
                                                                                     -----------
Report of Independent Auditors                                                                 1

Financial Statements for the Years Ended December 31, 2000 and 1999:

     Statements of Assets Available for Benefits                                               2

     Statement of Changes in Assets Available for Benefits                                     3

     Notes to Financial Statements                                                         4 - 8

     Signatures                                                                                9

Supplemental Schedules for the Year Ended December 31, 2000:

     Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default
                          or Classified as Uncollectible                                     N/A

     Schedule G, Part II - Schedule of Leases in Default or Classified as Uncollectible      N/A

     Schedule G, Part III - Schedule of Non-Exempt Transactions                              N/A

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                           10

     Schedule H, Line 4j - Schedule of Reportable Transactions                                11

                        Report of Independent Auditors


To the Trustees and Participants of
Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust
Owosso, Michigan

We have audited the accompanying statements of assets available for benefits of Republic Bancorp Inc. Tax-Deferred Savings Plan and Trust as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2000 and Schedule of Reportable Transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                             /s/ Ernst & Young LLP

June 18, 2001
Detroit, Michigan

                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
                  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                                 DECEMBER 31,


                                                        2000          1999
                                                        ----          ----

ASSETS
------

Investments, at fair value:
 Cash and Cash Equivalents                         $    50,675   $   262,712
 Common Stock:
  Republic Bancorp Inc. Common Stock
   (2,416,638 and 2,280,278 shares at 12/31/00
   and 12/31/99, respectively)                      26,334,643    25,327,231
 Stock Mutual Funds                                 24,435,173    24,689,098
 D&N Capital Corporation Preferred Stock               215,723       239,103
 Bond and Investment Contract Funds                  6,824,598     6,534,165
 Loans to Participants                               1,389,835     1,221,221
                                                   -----------   -----------

     Total Investments                              59,250,647    58,273,530

Receivables:
 Participants' contributions                            88,469       103,885
 Employer's contribution                                41,201        54,034
                                                   -----------   -----------

     Total Receivables                                 129,670       157,919
                                                   -----------   -----------

     Assets Available for Benefits                 $59,380,317   $58,431,449
                                                   ===========   ===========


See notes to financial statements.

                REPUBLIC BANCORP INC. TAX-DEFERRED SAVINGS PLAN
             STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                         YEAR ENDED DECEMBER 31, 2000



Assets Available for Benefits, January 1, 2000           $58,431,449

Additions:
 Participant contributions                                 5,846,074
 Employer contributions, net of forfeitures                2,143,452
 Dividends on Republic Bancorp Inc. stock                    736,717
 Dividends and interest income on investments in
  stock mutual funds, bond funds, investment contract
  funds and loan fund                                        523,968
                                                         -----------

    Total additions                                        9,250,211

Deductions:
 Net depreciation in fair value of Republic
   Bancorp Inc. stock                                       (509,862)
 Net depreciation in fair value of investments
  in stock mutual funds, bond funds and investment
  contract funds                                          (1,612,343)
 Benefits paid to participants                            (6,172,288)
 Administrative loan fees                                     (6,850)
                                                         -----------

     Total deductions                                     (8,301,343)
                                                         -----------

Net additions                                                948,868
                                                         -----------

Assets Available for Benefits, December 31, 2000         $59,380,317
                                                         ===========



See notes to financial statements.

                             REPUBLIC BANCORP INC.
                           TAX-DEFERRED SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION
     ----------------

     The following description of the Republic Bancorp Inc. Tax-Deferred Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was established November 1, 1988 under the provisions of Section 401(k) of the Internal Revenue Code and is a voluntary savings plan for eligible employees of Republic Bancorp Inc. (the "Company"). It is subject to the provisions of The Employment Retirement Income Security Act of 1974 (ERISA).

     All employees of the Company are eligible to participate in the Plan. As of December 31, 2000 and 1999, there were approximately 2,200 and 2,100 plan participants, respectively.

     Participant contributions are limited to 15% of the participant's compensation as defined in the Plan, or such maximum rates as may be approved by the Internal Revenue Service. The Company contributes an amount equal to 50% of each participant's elective deferrals for the Plan year up to 7% of the participant's annual compensation. The Company's contributions to the Plan are made to the Republic Stock Fund. The Company's contributions are vested 25% after two years of service and an additional 25% each year thereafter.

     If a nonvested participant is terminated from the Plan, the participant will forfeit a portion of his account related to employer contributions. Such forfeitures are applied as a reduction to required employer contributions. As of December 31, 2000 and 1999, the amount of forfeited nonvested accounts totaled $154,311 and $49,853, respectively. These amounts are used to reduce employer contributions for the subsequent Plan year.

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based upon the participant's account balances. Expenses of operating the Plan are paid by the Company, with the exception of administrative loan fees which are paid by Plan participants.

     Although it has not expressed any interest to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Such termination of the Plan, if any, would not affect an employee's interest in assets already in the Plan and any employer contributions not yet vested would become fully vested.

     ----------------------------

     The Plan provides participants with the following six investment options:

          The Firstar Trust Company Stable Asset Portfolio (Firstar Stable Asset
          Fund) invests in a well-diversified portfolio of investment contracts issued by highly rated insurance companies, other stable assets such as U.S. Treasury bills, and cash or cash equivalents.

          The Firstar Bond IMMDEX Fund (Bond IMMDEX Fund) invests in U.S. Government bonds and investment-grade rated corporate bonds which have intermediate and longer maturity dates. The Fund attempts to match the performance of the Lehman Brothers Government/Corporate Bond Index.

          The Vanguard/Windsor II Fund is a growth and income stock fund that invests in the equity securities of large and medium-size companies whose stocks are considered to be undervalued by the Fund's advisers.

          The American Century-Twentieth Century Ultra Fund (Twentieth Century Ultra Fund) is an equity fund that invests in the common stocks of medium-to-large-size companies whose stocks are considered by fund management to have better-than average prospects for appreciation.

          The Firstar Equity Index Fund invests in the stocks of well-known U.S. Companies in proportion to the industries and company sizes represented by the Standard & Poor's (S&P) 500 Index, which is an
          unmanaged index of the stocks of 500 well-known U.S. companies.   The
          Fund attempts to match the performance of the S&P 500 Index.

          The Firstar Balanced Growth Fund is a growth and income stock fund that invests in stocks, bonds and money market instruments. It invests in medium-to-large-size companies whose stocks are considered by fund management to have the potential to rise in the future and in investment-grade quality bonds, such as U.S. government bonds and corporate bonds, which are considered by the Fund's advisors to provide immediate investment income through regular interest payments.

     Throughout the plan years ended December 31, 2000 and 1999, participants were also given the option to invest in the Republic Bancorp Inc. Common Stock Fund (Republic Stock Fund), which invests 100% in the common stock of Republic Bancorp Inc. Prior to May 17, 1999, participants in the D&N Bank FSB 401K Plan were given the option to invest in the D&N Capital Corporation Preferred Stock fund (See Note 2).

2.   PLAN MERGER
     -----------

     On May 17, 1999, D&N Financial Corporation merged with and into the Company. Accordingly, the D&N Bank FSB 401K Plan ("D&N Plan") merged into the Plan effective July 16, 1999 and 556 D&N Plan participant fund balances were transferred totaling $20,744,768 and 47 D&N Plan participant loan balances were transferred totaling $266,680.

     The D&N Plan participants had 13 investment options including D&N Capital Corporation Preferred Stock Series A. Excluding investments in the D&N Capital Corporation Preferred Stock Fund, all D&N Plan participant balances were transferred into one of the seven fund options as described in Note 1.



3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition: The accompanying financial statements reflect the accrual basis of accounting. Investments are stated at fair value which is generally based on quoted prices on the last business day of the Plan year. Loans to participants are recorded at cost which approximates fair value.

     Terminated Participants: As of December 31, 2000 and 1999, account balances of participants who have terminated employment with the Company totaled $16,272,991 and $7,209,060, respectively. Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. As of December 31, 2000 and 1999, $80,080 and $140,865, respectively, have been allocated to accounts of persons who have elected to withdraw from the plan, but have not yet been paid.

4.   INVESTMENTS
     -----------

     The following table represents the fair values of investments. Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified with an asterisk. Non-participant directed contributions are included in the Republic Bancorp Inc. common stock fund.

                                                                                 December 31,
                                                                              2000            1999
                                                                          -----------     -----------

     Cash and Cash Equivalents:
       Firstar Institutional Money Market Fund                            $    50,675     $   262,712

     Common Stock:
       Republic Bancorp Inc.                                               26,129,898  *   25,167,218  *
       Accrued Dividend Income                                                204,745         160,013
                                                                          -----------     -----------
                                                                           26,334,643      25,327,231
     Preferred Stock:
       D&N Capital Corporation                                                215,723         239,103

     Stock Mutual Funds:
       Vanguard/Windsor II Fund                                             7,793,073  *    6,814,966  *
       Twentieth Century Ultra Fund                                         9,933,029  *   10,945,405  *
       Firstar Equity Index Fund                                            5,259,685  *    6,039,589  *
       Firstar Balanced Growth Fund                                         1,449,386         889,138
                                                                          -----------     -----------
                                                                           24,435,173      24,689,098
     Bond and Investment Contract Funds:
       Firstar Stable Asset Fund                                            4,573,219  *    4,538,058  *
       Firstar Bond IMMDEX Fund                                             2,251,379       1,996,107
                                                                          -----------     -----------
                                                                            6,824,598       6,534,165

     Loans to Participants                                                  1,389,835       1,221,221
                                                                          -----------     -----------

          Total Investments                                               $59,250,647     $58,273,530
                                                                          ===========     ===========

5.   INVESTMENT IN REPUBLIC BANCORP INC.
     -----------------------------------

     Activity in the investment in Republic Bancorp Inc. Common Stock, the only investment with non-participant directed contributions, is as follows for the year ended December 31, 2000.

       Investment Balance at January 1, 2000      $25,327,231
         Participant contributions                  1,122,101
         Employer contributions                     2,143,452
         Investment income                            230,332
         Benefits paid to participants             (1,933,345)
         Net transfers to other funds                (555,128)
                                                  -----------
       Investment Balance at December 31, 2000    $26,334,643
                                                  ===========

6.   TAX STATUS
     ----------

     The Plan has received an opinion letter from the Internal Revenue Service dated December 28, 1992, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           REPUBLIC BANCORP INC.
                                           TAX-DEFERRED SAVINGS
                                           PLAN AND TRUST

                                           REPUBLIC BANCORP INC.
                                           Plan Administrator


Date:  June 21, 2001                       By:   /s/ Travis D. Jones
     -----------------                        ---------------------------
                                              Travis D. Jones, as Agent

                Republic Bancorp Inc. Tax-Deferred Savings Plan
                            Employer ID #38-2604669
                                   Plan #001
        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                               December 31, 2000

                                                                     Units/
Description                                                          Shares                Value
-----------                                                          ------                -----
* Firstar Institutional Money Market Fund                             50,675           $    50,675
* Firstar Stable Asset Fund                                          165,337             4,573,219
* Firstar Bond IMMDEX Fund                                            80,035             2,251,379
* Vanguard/Windsor II Fund                                           286,510             7,793,073
* Twentieth Century Ultra Fund                                       306,859             9,933,029
* Republic Bancorp Inc. Common Stock (Cost $17,414,721)            2,416,638            26,334,643
* Firstar Equity Index Fund                                           60,778             5,259,685
* Firstar Balanced Growth Fund                                        52,628             1,449,386
* D&N Capital Corporation Preferred Stock                              8,805               215,723
* Loans to 339 participants against their individual
     account balances (with interest rates ranging from
     8.37% to 11.25%)                                              1,389,835             1,389,835
                                                                                       -----------

     Total                                                                             $59,250,647
                                                                                       ===========



* Party in interest

                Republic Bancorp Inc. Tax-Deferred Savings Plan
                            Employer ID #38-2604669
                                   Plan #001
           Schedule H, Line 4j - Schedule of Reportable Transactions
                         Year Ended December 31, 2000

                                                                       Current
                                                                       Value on
                               Purchase       Selling                 Transaction  Net Realized
     Asset Description           Price         Price        Cost        Date        Gain/(Loss)
----------------------------  -----------   -----------  ----------  ------------  ------------

Series of Transactions:
-----------------------
Republic Bancorp Inc.
   Common Stock

         Purchases            $ 4,919,291                $ 4,919,291  $ 4,919,291

         Sale                               $ 3,066,940  $ 2,636,603  $ 3,066,940   $    430,337




Single Transaction:
-------------------

None


The purchase and selling prices reported above represent the fair values of the assets on the transaction dates.